

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2019

Vern Hanzlik
Chief Executive Officer
Qumu Corporation
510 1st Avenue North, Suite 305
Minneapolis, MN 55403

>   **Re: Qumu Corporation**
>   **Registration Statement on Form S-3**
>   **Filed August 26, 2019**
>   **File No. 333-233470**

Dear Mr. Hanzlik :

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services

cc: April Hamlin